SEC 09057852 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42227

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Earle Ovington Blvd. 7th Floor
(No. and Street)

Mitchel Field, (City) New York (State) 11553 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Perrone (516) 222-5300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kalmus, Siegel, Harris & Goldfarb, CPAS, LLP
(Name – *if individual, state last, first, middle name*)

585 Stewart Ave., Suite 550 (Address) Garden City, (City) NY (State) 11530 (Zip Code)

SEC Mail Processing Section

PROCESSED MAR 1 3 2009 THOMSON REUTERS

FEB 2 6 2009

Washington, DC 101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen J. Perrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen J. Perrone
Signature

CEO
Title

Notary Public

WILLIAM F. TOWERS, JR.
Notary Public, State of New York
No. 01TO6022872
Qualified in Suffolk County
Commission Expires April 12, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Northeast Securities, Inc.

We have audited the accompanying statement of financial condition of Northeast Securities, Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the month then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kalmus, Siegel, Harris & Goldfarb, LLP

Kalmus, Siegel, Harris & Goldfarb, LLP

Garden City, New York
February 20, 2009

NORTHEAST SECURITIES, INC.
BALANCE SHEET
December 31, 2008

ASSETS

Cash	$	6,447,911
Receivable from broker-dealers and clearing organizations		271,470
Securities owned:		
Marketable, at market value		21,961
Not readily marketable, at estimated fair value		1,476,754
Furniture and equipment at cost, less accumulated depreciation of $ 1,462,668		322,912
Other assets		900,213
TOTAL ASSETS	$	9,441,221

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Margin loan payable	$	84,171
Accounts payable and accrued expenses		2,739,246
Capitalized lease payable		968
TOTAL LIABILITIES		2,824,385

STOCKHOLDERS' EQUITY

Preferred stock, 1,000,000 shares $.01 par value authorized, 0 shares issued		0
Common stock, 20,000,000 shares $.01 par value authorized, 12,363,591 shares issued and outstanding		123,636
Additional paid-in capital		4,390,642
Retained earnings		5,248,288
Treasury stock (at cost)		(3,145,730)
TOTAL STOCKHOLDERS' EQUITY		6,616,836
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	9,441,221

The accompanying notes are an
integral part of these financial statements.

NORTHEAST SECURITIES, INC.
INCOME STATEMENT
For the year ended December 31, 2008

REVENUES		
Commissions	$	17,773,246
Principal transactions		6,191,752
Investment advisory		2,607,286
Investment banking		1,115,828
Interest and dividends		106,293
Other		1,841,239
		29,635,644
EXPENSES		
Employee compensation and benefits		11,513,038
Commissions, floor brokerage, exchange, and clearance fees		12,676,219
Communications and data processing		1,034,592
Interest and dividends		36,178
Occupancy		1,599,145
Other operating expenses		3,864,998
		30,724,170
NET OPERATING INCOME (LOSS)		(1,088,526)
EQUITY IN EARNINGS OF SUBSIDIARY		58,382
INCOME BEFORE INCOME TAXES		(1,030,144)
PROVISION FOR INCOME TAXES		314,546
NET INCOME (LOSS)	$	(715,598)

The accompanying notes are an
integral part of these financial statements.

NORTHEAST SECURITIES, INC.
STATEMENT OF STOCKHOLERS' EQUITY
For the period January 1, 2008 to December 31, 2008

	Common Shares	Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock At Cost Amount	Total Stockholders' Equity
Balance at 1/1/2008	12,363,591	$ 123,636	$4,390,642	$ 5,963,886	$ (3,145,730)	$ 7,332,434
Net Income (Loss)				(715,598)		(715,598)
Balance at 12/31/2008	12,363,591	$ 123,636	$4,390,642	$ 5,248,288	$ (3,145,730)	$ 6,616,836

The accompanying notes are an
integral part of these financial statements.

NORTHEAST SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (715,598)
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	202,284
Deferred taxes	(279,626)
(Increase) decrease in operating assets:	
Net receivable from broker-dealers and clearing organizations	157,013
Securities owned, net	134,233
Prepaid expenses and taxes	(89,221)
Security deposits and other receivables	(34,688)
Increase (decrease) in operating liabilities:	
Accrued payables and accrued liabilities	55,934
Income taxes payable	(20,110)
Total adjustments	125,819
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(589,779)
CASH PROVIDED (USED) BY INVESTING ACTIVITIES	
Loans made	(123,213)
Loans repaid	78,889
Purchase of furniture and equipment	(5,365)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(49,689)
CASH PROVIDED (USED) BY FINANCING ACTIVITIES	
Loans and lease payable (net)	55,855
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	55,855
NET INCREASE (DECREASE) IN CASH	(583,613)
CASH AT BEGINNING OF YEAR	7,031,524
CASH AT END OF YEAR	$ 6,447,911
SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Income tax payments	$ 86,724
Interest payments	$ 36,178

The accompanying notes are an
integral part of these financial statements.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc.

2. Summary of Significant Accounting Policies

a. Business Description

Northeast Securities, Inc., (the Company), is a New York Corporation and acts as a fully disclosed broker-dealer engaged in the following types of businesses: Listed and OTC Stocks, Mutual Funds, Government and Municipal Securities, Put and Call Options, Limited Partnerships, Annuities, and Tax Shelters. The company acts as a market maker in selected OTC stocks.

b. Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

c. Securities' Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered for the account and risk of the Company are recorded on trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by the Board of Directors.

d. Commissions

Transactions executed by the broker-dealer as agents for customers and related commission income and expenses are recorded on a settlement date basis which is not materially different from a trade date basis.

e. Fee Income

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not earned reflected as deferred fee income.

f. Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days.

g. Deferred income taxes are provided when income and expenses, principally relating to unrealized gains on long term investments, depreciation expense and deferred compensation expense are recognized in different years for financial and tax reporting purposes.

h. Depreciation is provided on a straight-line basis using an estimated useful life of five years with a half-year provision in the year of acquisition. Amortization of computer software is provided on a straight-line basis over sixty months.

3. Receivable From Broker-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations	$ 271,470
	$ 271,470

4. Concentrations of Credit Risk

The Company and its subsidiaries are engaged in various trading and broker-age activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks and bonds	$ 21,961	$ 0
	$ 21,961	$ 0

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2008 these securities at estimated fair values consist of the following:

Equities	$ 1,476,754

6. Related Party Transactions

The company at times advances money to its shareholders or other shareholder owned entities on a short-term basis. At December 31, 2008, there were no shareholder loans.

7. Debt

The company meets its short-term financing needs by borrowing against securities it owns for investment purposes. The interest rate is a floating rate above the prime rate. There was $ 84,171 outstanding under this facility at December 31, 2008. The company financed equipment under a capitalized lease in 2004. The principal is due as listed below:

Fiscal Year	Amount
2009	$ 968
TOTAL	$ 968

8. Commitments and Contingencies

The Company has obligations under operating leases with initial terms in excess of one year. Minimum aggregate annual rentals for office space and equipment at December 31, 2008, are approximately as listed below:

Fiscal year	Amount
2009	$ 1,298,157
2010	591,472
Aggregate amount thereafter	0

Rent expense for the year ended December 31, 2008 aggregated $ 1,468,501.

The company is contingently liable for a standby letter of credit in the amount of $ 137,222 issued by Chase Manhattan Bank presentable if the company is in default on its lease for its Lower Manhattan Office. The company also has a $ 80,649 certificte of deposit to secure performance of its lease on its Midtown Manhattan Office issued by Commerce Bank.

The Company - together with various other broker-dealers, corporations, and individuals - has been named as a defendant in a few lawsuits that claim substantial damages. Management of the Company, after consultation with outside legal counsel, is highly confident that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

9. Capital Stock

The authorized, issued, and outstanding shares of capital stock at December 31, 2008, were as follows:

Common stock, $.01 par value, authorized 20,000,000 shares, 12,363,591 shares issued and outstanding.

Preferred stock, $.01 par value, authorized 1,000,000 shares, 0 shares issued and outstanding.

10. Pension Plan

The company has a 401(K) plan which allows eligible employees to voluntarily defer a percentage of salary. The company at its option can match employee deferrals. The company made no matching contributions for the period ended December 31, 2008.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years.

At December 31, 2008, the Company had net capital of $ 3,886,202, which was $ 3,636,202 in excess of its required net capital of $ 250,000. The Company's net capital ratio was .73 to 1.

12. Income Taxes

The income tax provision consists of the following:

	Total	Currently Payable	Deferred Tax Credit (Debit)
Federal	$ (233,673)	$ (32,618)	$ (201,055)
State and local	(80,873)	(2,302)	(78,571)
	$ (314,546)	$ (34,920)	$ (279,626)

The Company's effective tax rate was greater than the statutory rate because non-deductible expenses exceeded non-taxable income.

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Northeast Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Northeast Securities, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kalmus, Siegel, Harris & Goldfarb, LLP
February 20, 2009

SCHEDULE I
NORTHEAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2008

NET CAPITAL

Total stockholders' equity		$ 6,616,836
Deductions and/or charges:		
Securities not readily marketable	$ 1,476,754	
Furniture and equipment, net	322,912	
Other non-allowable assets	841,329	2,640,995
Net capital before haircuts on securities positions		3,975,841
Haircuts on securities		
Trading and investment securities		
Stocks, bonds, mutual funds	1,849	
Money market funds	87,222	
Other		
Unsecured debits	568	89,639
Net Capital		$ 3,886,202

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	2,739,246
Margin loan payable	84,171
Capitalized lease payable	968
Total aggregate indebtedness	$ 2,824,385

continued

SCHEDULE I
NORTHEAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	250,000
Excess net capital	$	3,636,202
Excess net capital at 1,000%	$	3,603,763
Ratio: Aggregate indebtedness to net capital		.73 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2008

Net capital, as reported in Company's Part II (unaudited)		
Focus report	$	4,535,908
Haircut and undue concentration adjustment		(16,835)
Non allowable assets reported as allowable		(85,061)
Net audit adjustments		(547,810)
Net capital per above	$	3,886,202

SCHEDULE II
NORTHEAST SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2008

The company effected no transactions with coustomers, as defined in Rule 15c3-3 under the provisions of Section (k)(2)(ii), and, therefore, has no amounts reportable under the rule.

END